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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                                   ----------

                   REINSURANCE GROUP OF AMERICA, INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    759351109

                                 (CUSIP NUMBER)

                                   ----------

                                 GWENN L. CARR
                                  METLIFE, INC.
                                 1 METLIFE PLAZA
                            27-01 QUEENS PLAZA NORTH
                        LONG ISLAND CITY, NEW YORK 11101
                                 (212) 578-2211

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   ----------

                                JANUARY 31, 2005

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Page 1 of 24
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-----------------------                                  -----------------------
CUSIP NO. 759351109                  SCHEDULE 13D              PAGE 2 OF 24
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MetLife, Inc.
         13-407581
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
         (See Instructions)                                            (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.7%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         HC
--------------------------------------------------------------------------------

* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2004, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.




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-----------------------                                  -----------------------
CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 3 OF 24
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metropolitan Life Insurance Company
         13-5581829
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
         (See Instructions)                                             (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.7%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IC
--------------------------------------------------------------------------------

* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2004, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

-----------------------                                  -----------------------
CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 4 OF 24
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         GenAmerica Financial, LLC
         43-1779470
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
         (See Instructions)                                              (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.7%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         HC, CO
--------------------------------------------------------------------------------

* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2004, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

-----------------------                                  -----------------------
CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 5 OF 24
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         General American Life Insurance Company
         43-0285930
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See           (a) [ ]
         Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.7%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IC
--------------------------------------------------------------------------------

* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2004, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

                  This Statement amends the Schedule 13D Statement, as amended, of (i) MetLife, Inc. ("MLINC"), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC ("MetLife"), (iii) GenAmerica Financial Corporation, a wholly owned subsidiary of MetLife ("GenAmerica"), (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GenAm Life"), and (v) Equity Intermediary Company, a wholly owned subsidiary of GenAm Life ("EIM"), in respect of shares of common stock, par value $0.01 per share ("Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"), as follows:

ITEM 2. IDENTITY AND BACKGROUND

                  Item 2 is hereby amended and restated as follows:

                  "(a) through (c) and (f). This statement is filed on behalf of
(i) MLINC, (ii) MetLife, (iii) GenAmerica Financial, LLC, a subsidiary of MetLife ("GenAm Financial") and (iv) GenAm Life (collectively, the "Filing Parties"). MLINC, a Delaware corporation with its principal office and business at 200 Park Avenue, New York, New York 10166-0188, is not controlled by any person or persons and is a holding company which owns all of the outstanding shares of common stock of MetLife. MetLife, a New York life insurance company, has its principal office and business at 200 Park Avenue, New York, New York 10166-0188. GenAm Financial is a holding company and GenAm Life is an insurance company. GenAm Financial is a Delaware limited liability company with its principal office and business at One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101. GenAm Life is a Missouri corporation with its principal office and business at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

                  Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

                  (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended by replacing the last paragraph with the following:

                  "On December 14, 2004, EIM and GenAm Life entered into an agreement and plan of complete liquidation (the "Plan of Liquidation") pursuant to which EIM was to be dissolved to reduce administrative expenses. In accordance with the Plan of Liquidation, all of the assets and liabilities of EIM (including, on December 22, 2004, 32,243,539 Shares) were transferred to GenAm Life in a liquidating distribution. EIM was dissolved pursuant to the Plan of Liquidation effective December 27, 2004.

                  In addition, GenAmerica and GenAm Financial entered into a merger agreement, dated as of December 22, 2004, pursuant to which GenAmerica merged with and into GenAm Financial (the "Merger Agreement"), with GenAm Financial as the surviving entity."

ITEM 4. PURPOSE OF TRANSACTION

                  Item 4 is hereby amended by adding the following to the end of the third paragraph:

                  "At a meeting of the RGA Board of Directors held on July 23, 2004, Mr. Launer was elected as Chairman of the Board of RGA, succeeding Stewart
G. Nagler who retired from RGA's Board, as well as from MLINC."

                  Item 4 is hereby further amended by replacing the last paragraph thereof with the following:

                  "As previously disclosed, the Filing Parties continuously evaluate RGA's businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional Shares will be acquired by any of the Filing Parties or whether any of the Filing Parties will dispose of Shares. At any time, depending on market conditions, the trading prices for Shares, the actions taken by the board of directors of RGA, alternative investment opportunities and the outlook for RGA, one or more of the Filing Parties may acquire additional Shares or may dispose of some or all of the Shares beneficially owned by such Filing Party, in either case in the open market, in privately negotiated transactions or otherwise. In this connection, MLINC publicly announced on January 31, 2005 that, in connection with an unrelated acquisition, it would consider financing that acquisition in part with the proceeds of selected asset sales. Among the assets which MLINC is considering for sale are some or all of the Shares beneficially owned by the Filing Parties. Any such sale will depend on, among other things, the factors noted above, and there can be no assurance that any such transaction will or will not take place, as to the timing or pricing of any such transaction, nor as to whether or not any such transaction would afford other holders of Shares an opportunity to participate in the transaction or as to the terms of any such participation.

                  As previously disclosed, except as otherwise disclosed in this
Item 4, none of the Filing Parties currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible asset sales referred to in the prior paragraph, the Filing Parties may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of RGA, or other third parties regarding such matters."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended by amending and restating Item 5(a) and (b) as follows:

                  "(a) and (b). As of February 8, 2005, each of the Filing Parties beneficially owned 32,243,539 Shares, or approximately 51.7 percent of the outstanding Shares. With respect to such Shares, each of the Filing Parties shares voting and dispositive power with each other. See Item 2 above.

                 The following information in this paragraph is to the best knowledge of the Filing Parties. As of February 10, 2005, A. Greig Woodring, President and Chief Executive Officer and Director of RGA and Executive Vice President of GenAm Life, beneficially owned 44,117 Shares and had sole voting and dispositive power with respect to such Shares. Mr. Woodring also has the right to acquire beneficial ownership of 272,369 shares through the exercise of options that are currently vested or will vest within 60 days after February 1, 2005.

                 The Share ownership described in the above paragraph does not represent beneficial ownership of more than 1% of the outstanding Shares.

                 The percentage amounts set forth in this Item 5 are based upon the number of shares issued and outstanding as of October 31, 2004, as described in RGA's quarterly report on Form 10-Q for the quarter ended September 30, 2004."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding the following after the last paragraph:

                  "On December 14, 2004, EIM and GenAm Life entered into the Plan of Liquidation pursuant to which EIM was to be dissolved to reduce administrative expenses. In accordance with the Plan of Liquidation, all of the assets and liabilities of EIM, including 32,243,539 Shares, were transferred to GenAm Life in a liquidating distribution. EIM was dissolved pursuant to the Plan of Liquidation effective December 27, 2004.

                  In addition, GenAmerica and GenAm Financial entered into a merger agreement, dated as of December 22, 2004, pursuant to which GenAmerica merged with and into GenAm Financial, with GenAm Financial as the surviving entity.

                  The descriptions of the Plan of Liquidation and the merger agreement set forth in this Statement are qualified in their entirety by reference to such documents, included as Exhibits 13 and 14, respectively, which are incorporated herein in their entirety by reference. See also Item 3 above.

                  As President and Chief Executive Officer of RGA, A. Greig Woodring, Executive Vice President of GenAm Life, participates in RGA's Flexible Stock Plan, which provides for the award of various types of benefits, including stock options, stock appreciation rights, restricted stock, performance shares, and other stock based awards, as well as cash awards. The description of the Flexible Stock Plan, as amended, set forth in this Statement is qualified in its entirety by reference to such Plan and amendments, included as Exhibits 15, 16, 17 and 18 to this Statement, each of which is incorporated herein in its entirety by reference. Awards under the RGA Flexible Stock Plan may be made pursuant to the RGA Flexible Stock Plan Non-Qualified Stock Option Agreement and the RGA Flexible Stock Plan Performance Contingent Restricted Stock Agreement, forms of which are included as Exhibits 20 and 21, respectively, to this Statement, each of which is incorporated herein in its entirety by reference. The terms of a restricted stock award made to Mr. Woodring pursuant to the RGA Flexible Stock Plan is also included as Exhibit 19 to this Statement and is incorporated herein in its entirety by reference."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended by amending and supplementing the exhibits as follows:

Exhibit No.                Description
-----------                -----------

    1                      Directors and Executive Officers of Filing Parties

    9                      Agreement Required for Joint Filing under
                           Rule 13d-1(k)(1)

   13 Agreement and Plan of Complete Liquidation, dated as of December 14, 2004, between General American Life Insurance Company and Equity Intermediary Company

   14 Agreement and Plan of Merger, dated as of December 22, 2004, by and between GenAmerica Financial, LLC and GenAmerica Financial Corporation

   15 Reinsurance Group of America, Incorporated Flexible Stock Plan, as amended and restated effective July 1, 1998 (Incorporated by reference to Exhibit 10.12 to RGA's Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 RGA 10-K"))

   16 Amendment, effective as of May 24, 2000 to the RGA Flexible Stock Plan, as amended and restated July 1, 1998 (Incorporated by reference to Exhibit 10.13 to the 2003 RGA 10-K)

   17 Second Amendment, effective as of May 28, 2003 to the RGA Flexible Stock Plan, as amended and restated July

                           1, 1998 (Incorporated by reference to Exhibit 10.14 to the 2003 RGA 10-K)

   18 Third Amendment, effective as of May 26, 2004 to the RGA Flexible Stock Plan, as amended and restated July 1, 1998 (Incorporated by reference to Exhibit 10.1 to RGA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

   19 Restricted Stock Award to A. Greig Woodring dated January 28, 1998 (Incorporated by reference to
                           Exhibit 10.27 to RGA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

   20 Form of RGA Flexible Stock Plan Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.1 to RGA's Current Report on Form 8-K dated September 10, 2004 (the "RGA 8-K"))

   21 Form of RGA Flexible Stock Plan Performance Contingent Restricted Stock Agreement (Incorporated by reference to Exhibit 10.2 to the RGA 8-K)

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                                                                   Page 10 of 24


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



February 11, 2005

                                 METLIFE, INC.


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer



                                 METROPOLITAN LIFE INSURANCE COMPANY


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer

                                 GENAMERICA FINANCIAL, LLC

                                 By: Metropolitan Life Insurance Company,
                                     its Manager


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer


                                 GENERAL AMERICAN LIFE INSURANCE COMPANY


                                 By:  /s/ Anthony J. Williamson
                                      ------------------------------------------
                                      Name:  Anthony J. Williamson
                                      Title: Senior Vice-President and Treasurer